November 6, 2008

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 28, 2008

Tele Norte Celular Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed June 20, 2008

File No. 333-09514-09

Dear Mr. Spirgel:

As indicated in voicemails messages to you and Melissa Hauber and as discussed with Melissa Hauber on October 31, I am writing to provide you with a written confirmation of the expected timing of our response to the August 28, 2008 comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the annual report on Form 20-F of Tele Norte Celular Participações S.A.(the “Company”) for the fiscal year ended December 31, 2007.

As Marcelo Augusto Salgado Ferreira discussed with Melissa Hauber on October 24, the Company has no record of the receipt of your original letter of August 28, 2008. The Company is finalizing its response to this letter, and expects to file this response on or prior to November 14, 2008.

If you have questions or require additional information, please do not hesitate to contact Marcelo Augusto Salgado Ferreira at 55 21 3131-2871.

Very truly yours,

/s/ José Luis Magalhães Salazar
José Luis Magalhães Salazar
Investor Relations Officer
Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Securities and Exchange Commission